JPMORGAN INSURANCE TRUST

VIA EDGAR CORRESPONDENCE

May 8, 2009

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Response to Comments on Post-Effective Amendment No. 32 to the Registration Statement for JPMorgan Insurance Trust (33-66080, 811-7874) (the “Trust”)

Dear Ms. Samuel:

The following are our responses to the comments that you provided on Post-Effective Amendment No. 32 to the Trust’s Registration Statement (PEA No. 32).

1.         Comments on the Class 1 Prospectus

            a.         Comment: Please confirm that the “Fee Waivers and Expense Reimbursements” in the fee tables for each of the Portfolios will not include any voluntary waivers.

Response: The “Fee Waivers and Expense Reimbursements” in each applicable fee table will only include contractual waivers, not any voluntary waivers.

            b.         Comment: Please explain why we include the parenthetical (“including acquired fund fees and expenses)” in the introduction to the fee tables in situations where we do not have a line item in the fee table for “Acquired Fund Fees and Expenses.”

Response:   Although pursuant to instruction 3(f) to Item 3 of Form N1-A, the fee table must only include a line for “Acquired Fund Fees and Expenses” in the fee table if the acquired fund fees and expenses are one basis point or more, the Portfolios invest in acquired funds in situations where the total does not need to be disclosed as a separate line.  In such instances, we believe including the disclosure in the introduction is more accurate.

            c.         Comment: In the “Abusive Trading” section of the prospectus, please disclose that there are agreements in place with insurance companies pursuant to Rule 22c-2.

Response: In response to the comment, we have added disclosure to the “Abusive Trading” section.

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

May 8, 2009

            d.         Comment: Please explain where in the prospectus there is disclosure that segregated or earmarked assets are established in connections with derivatives.

Response: The disclosure is included under the “Derivatives” section in “Risk and Reward Elements for the Portfolios.”

            e.         Comment: Please update the phone number for the Public Reference Room at the Securities and Exchange Commission on the back cover of the prospectus.

Response: We have updated the phone number.

2.        Comment: Please include the Tandy letter representations in your written comment letter.

Response:  We hereby acknowledge on behalf of the Trust that:

•

the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA No. 32;

•

Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•

The Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss our responses to these comments, please contact the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary